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                                                                  EXHIBIT (a)(9)


                                     MISYS
                                     -----

TO: CITY EDITORS                                                14 December 1998
EMBARGOED UNTIL 0730

                                   Misys plc

                       Acquisition of C-ATS Software Inc.

Misys plc ("Misys") announces that it has signed a merger agreement pursuant to which it intends to commence a tender offer to acquire the issued share capital of C-ATS Software Inc. ("C-ATS"), a provider of specialist risk management software solutions. The consideration for the acquisition will be approximately $60 million (pound sterling 36 million) in cash which will be satisfied from the Misys group's existing resources and bank facilities. Additionally, as is Misys' usual practice, appropriate incentive arrangements will be put in place for C-ATS' management team.

C-ATS is listed on NASDAQ and provides specialist risk management products for financial institutions worldwide. C-ATS' CARMA product provides risk management functions which enable financial institutions to measure and predict firm-wide exposure to market, credit and liquidity risk. Misys plans to integrate the CARMA product with Misys' existing risk management products Global Manager/Risk Vision ("GM/RV") to enable it to offer an integrated risk analytics and credit limit management package. C-ATS also offers the C-ATALYST product which provides front office software solutions for structuring, pricing, trading and simulating complex derivative instruments and back office software for processing, settlement, accounting and reporting.

C-ATS' business complements the existing products sold through Misys's subsidiary, Midas-Kapiti International Limited ("MKI"). The combination of C-ATS and MKI's existing risk management operations in a single business will create one of the largest enterprise risk management businesses in the world incorporating market leading products in data warehousing, market, liquidity and counterparty risk management for financial institutions. This market is predicted to be one of the fastest growing segments of the market for banking information technology products.

For the year ended 31st December 1997 C-ATS reported a net loss before income taxes of $2.6 million (pound sterling 1.5 million) on total net revenues of $18.5 million (pound sterling 11.0 million). For the nine months to 30th September 1998, C-ATS reported unaudited net losses before income taxes of $0.1 million (pound sterling 0.1 million) on revenues of $15.1 million (pound sterling 9.0 million). At 31st December 1997 C-ATS had audited net assets of $19.7 million (pound sterling 11.7 million) including net cash of $20.1 million (pound sterling 12.0 million). At 30th September 1998 C-ATS had unaudited net assets of $19.4 million (pound sterling 11.5 million) including net cash of $20.4 million (pound sterling 12.1 million).

The acquisition will be effected by way of a tender offer to be made by Misys for all of the issued and to be issued shares in C-ATS. Greenhill & Co., LLC will act as dealer manager for the tender offer. Irrevocable commitments to accept the tender offer have been received in respect of all of the shares held by the management members of the C-ATS board and certain others, representing 22.6% of the existing issued share capital. The tender offer will be commenced on or before 18th December 1998. Completion of the tender offer is expected to take place in January 1999. Further details of the tender offer, including full terms and
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conditions, will be detailed in the tender offer document which will be sent to
C-ATS shareholders on or before 21st December 1998. On completion of the acquisition, C-ATS will become a wholly owned indirect subsidiary of Misys.

Kevin Lomax, Chairman of Misys, said today:

"The acquisition of C-ATS will enhance Misys' capability to provide multi-product, linked information technology solutions to the banking industry. The combination of C-ATS' products with MKI's existing risk management products will enable Misys to offer the most advanced enterprise risk management software product suite to a marketplace which is predicted to have excellent growth potential. C-ATS' products will also complement Misys' other existing banking packages and furthermore should benefit significantly from the enhanced distribution prospects that Misys can provide through its international branch network of 31 offices. We are very excited by the prospects for C-ATS within the Misys group."

Note: All illustrative translations from $ amounts in this announcement have been made at the rate of (pound sterling)1 = $1.68

ENQUIRIES:

MISYS PLC                Kevin Lomax, Chairman         01386 871373

GREENHILL & CO., LLC     Simon Borrows                 0171 440 0400

GAVIN ANDERSON           Deborah Walter                0171 457 2345


Greenhill & Co., LLC, which is regulated by The Securities and Futures Authority, is acting as financial adviser to Misys plc in relation to the acquisition of C-ATS and will not regard any other person as its customer or be responsible to any one other than Misys plc for providing the protections afforded to customers of Greenhill & Co., LLC nor for providing advice in relation to such matter.


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NOTES FOR EDITORS

MISYS PLC

Misys is the UK's largest independent computer solutions group and one of the ten largest applications software products companies in the world. Principal activities are the development and licensing of application software products to customers in well defined vertical markets, together with transaction processing and professional services. Since flotation on the London Stock Exchange in 1987 the Group's turnover, profits and dividends have grown significantly. Annual sales, which were pound sterling 5m in 1987, now run at approximately pound sterling 600m, 30% within the UK, 37% in the US and 33% in the rest of the world. Misys' financial services activities, which comprise International Banking, Securities and Insurance, account for some three quarters of the Group's profits. The new Healthcare Division, formed following the acquisition of Medic Computer Systems in late 1997, contributes a further quarter and adds an important second leg to Misys' core activities. Misys is a market leader in all its core businesses.

Misys employs nearly 6,000 staff around the world. Some 40% are in the UK, 30% in the US, and the remainder in the Group's 31 offices in the rest of the world. Misys' philosophy is based on enhancing shareholder value, measured by the growth and stability of long term cash flows.

The Misys Banking & Securities Division is the world's largest independent supplier of software products to the sector. It has a run rate of sales of around pound sterling 300m, supplying applications and services to over 1,900 customers at 4,000 sites in 120 countries. Midas-Kapiti International ("MKI") is the largest business within the division employing 1,700 staff located in 26 countries. Its products cover core banking solutions for retail banks, corporate banking and treasury and capital markets activities.

C-ATS SOFTWARE INC.

C-ATS (NASDAQ symbol: CATX) develops and delivers risk management solutions around the world, employs over 100 people and is headquartered in Palo Alto, California, USA. The Company has provided products for front-to-back office risk management and trading solutions since 1986 and has provided credit risk management solutions since 1992. C-ATS' products include CARMA, which provides comprehensive integrated market, credit, and liquidity risk management, and C-ATALYST, a fully integrated, front-to-back office trading and treasury application. C-ATS also provides consulting and training services to aid clients in implementing enterprise-wide risk management systems.

THE MARKET FOR ENTERPRISE-WIDE RISK MANAGEMENT (ERM) SYSTEMS

The market for ERM systems is one of the fastest-growing parts of the banking systems market, as improved risk management becomes an ever more important priority for banks. Recent events such as LTCM and the Russian Bond crises have reinforced the need for banks to have robust risk management systems that are able to calculate and analyse at very high speed a bank's exposure to markets and counterparties. Bank regulators, led by the Bank of


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International Settlements, have consistently been raising the standard they require of banks in their processes for quantifying and managing risk.

The Directors believe, based on research, that banks are currently spending some $0.9 billion a year on risk management systems. The same research forecasts that this spending level will approximately double by 2002 and, importantly, that the portion of this expenditure devoted to third party software vendors will grow from approximately 20% to closer to 50% in that time.

There are, broadly, four different types of risk that banks have to manage:

- Market Risk, which is identifying the spread of possible values of an asset or liability at some point in the future and the probability of such values occurring;

- Liquidity Risk, which is identifying over what period of time, and at what price, a position can be closed;

- Counterparty Risk, which is analysing the probability of default of the counterparty to a deal and, in the event of default, identifying the likely recovery rate; and

- Operational Risk, which is analysing how losses through fraud, malfeasance or operational error can be avoided.

Whilst in a well-managed financial institution the risk probability of incurring a loss is small, when losses due to poor risk management do arise, they can be very large. Many cases have cost well in excess of $1 billion -- examples include Sumitomo, Orange County, Barings, Kasima Oil and Metallgesellschaft.


                                     -ENDS-

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